Suite 906 – 1112 West Pender Street V ancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail “firstpoint@firstpointminerals.com” TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	April 14th, 2004

First Point announces Rio Luna vein system expanded at width and depth; drill program increased.

Dr. Peter M D Bradshaw, P. Eng, President of First Point Minerals Corp. (TSXV: FPX) is pleased to release results from the ongoing drill program at the Rio Luna Gold Project, Nicaragua. Drill results from the 2nd area of drilling, Balsamo East, have confirmed both continuity of the vein plus greater vein widths at depth at both locations. Available data indicates that the drill hole intersections, which are 30-60 meters below surface, are still above the gold mineralized system. At the Balsamo Target area, the true width of the vein in the trenches averages 3.2 meters, and in the drill holes the apparent true width of the vein is 4.2 meters, the average grade is 3.2 grams/tonne (g/t) gold and 5.2 g/t gold respectively over the same widths. At the Balsamo East Target area, the true width of the vein in the trenches is 4.7 meters, and the apparent true width of the vein in the drill holes is 5.4 meters, while the average grade is 2.6 g/t gold and 0.8 g/t gold respectively. Due to the encouraging results received from Rio Luna, as detailed below, the Company has decided to increase its drill program from the previously announced 2,000 meters and approximately 20 holes, to 3,000 meters and up to 35 holes.

The Balsamo East Target is located about 1 kilometer east of Balsamo, the first area to be drill tested. All four holes intersected the target zone that consisted of epithermal quartz vein stockworks and quartz matrix breccias containing anomalous gold values across 3.9 to 13.4 meter widths as noted in the table below. Hole 8, the western most of the holes drilled, intersected the widest interval of mineralization which exhibits classic banded epithermal textures in numerous stockwork-breccia zones over a 13.4 meter interval that averaged 1.1 g/t gold and ranged to 5.6 g/t gold over half a meter.

Drill Results for Rio Luna

SIGNIFICANT DRILL ASSAY INTERVALS, BALSAMO TARGET, RIO LUNA
Hole #	From	To	Meters	Au ppb	Au g/t
* DD-RL 1	10.7	11.9	1.2	1370	1.4
	35.5	37.7	2.2	473	0.5
* DD-RL 2	18.5	21.5	3.0	90	0.1
	49.2	53.5	4.3	869	0.9
* DD-RL 3	36.3	45.4	9.1	6,242	6.2
including	42.8	45.4	2.6	19,423	19.4
* DD-RL 4	46.6	47.5	0.9	357	0.4
including	55.4	58.0	2.6	239	0.2

* Previously Released

SIGNIFICANT DRILL ASSAY INTERVALS, BALSAMO EAST, RIO LUNA
Hole #	From	To	Meters	Au ppb	Au g/t
DD-RL 5	51.0	55.9	4.9	339	0.3
DD-RL 6	30.9	34.8	3.9	789	0.8
including	32.3	33.5	1.2	1898	1.9
DD-RL 7	51.0	56.0	5.0	680	0.7
DD-RL 8	29.9	43.3	13.4	1116	1.1
including	30.9	31.7	0.8	5730	5.7

Note: Numbers in bold are greater than a mechanized mining width and current grade at El Limon gold mine in Nicaragua (Northern Miner, March 2004).

The four initial holes in the Balsamo East area cover a strike length of about 200 meters and to a depth of between about 30 and 60 meters. The main vein appears to have a steep south dip varying between 60 to 80 degrees. Apparent true widths reported in the text above are 80% of the drilled widths. Additional drilling is planned to follow-up the wide intersection near hole 8 which is the western-most intersection at Balsamo East. Additional drilling is also planned in the area of the previously reported intersection in hole 3, of more than 19.4 g/t gold (0.62 ounce per ton gold) over 2.6 meters (8.6 feet). This occurs in a broader mineralized interval of 6.2 g/t gold (0.20 ounce per ton gold) over 9.1 meters (30 feet) and is the western-most drill hole in the Balsamo Target.

Six holes have been completed in the Santa Rita target located about 1.8 kilometers east of Balsamo. Four holes tested the main structure and two others were drilled on a sub-parallel structure about 100 meters to the north. Four of the six holes intersected quartz vein and stockwork over 1 to 3 meter widths, whereas the two holes intersected a fault zone at the target depth. Analyses are anticipated in the next two weeks.

After an Easter break of 2 weeks, the drill rig will be moved to a completely different mineralized trend, the El Rodeo vein system located about 1.2 kilometers northeast of the Balsamo-Santa Rita vein system. Several holes are planned in this area where structures carry up to 6.8 g/t gold over 3.1 meters and 15.9 g/t gold over 2.4 meters in surface trenches.

First Point Minerals Corp. has the option to earn a 100% interest in the Rio Luna Gold project from Terra Nova Resources Inc. First Point is a Canadian precious and base metal exploration and development company focused on the Americas with active project generation programs in Peru and Central America, the latter in a 50:50 joint venture with BHP Billiton.

For more information please view: www.firstpointminerals.com, E-mail info@firstpointminerals or Phone Ran Davidson, Director of Investor Relations at (604) 681-8600 or Toll Free:1-866-FPM-8601.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Bradshaw”

Peter M. D. Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.